Exhibit 99.36

Consent of Charles Taschereau

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Gold X2 Mining Inc. being filed with the United States Securities and Exchange Commission.

/s/ Charles Taschereau

Charles Taschereau, P.Eng., MBA, CPA

Dated:  August 27, 2026